Exhibit 99.1
Shinhan Financial Group 2013 Earnings Release Conference

Shinhan Financial Group will be holding its 2013 Earnings Release Conference on Tuesday, February 11, 2014. The conference will be aired through a live webcast on our website www.shinhangroup.com. Investors are welcome to participate during the Q&A session, which will follow the presentation.

Details of the Earnings Release Conference are as follows:
- - - - -	Agenda: 2013 Earnings Release and Q&A Date: February 11, 2014 (Tuesday) Time: 16:00 (Seoul Time) Format: Live Webcast and Conference Call Language: Korean and English

(Simultaneous translations will be available for English-speaking participants)

•	To participate in the Q&A Session:

From Overseas, please dial: 82-31-810-3065

From Korea, please dial: 031-810-3065

Pass Code: 9505#

To request a question, please press: *1 (numbers * and 1)

To cancel a question, please press: *2 (numbers * and 2)

•	To listen to a recording of the Conference Call:

From Overseas, please dial: 82-31-931-3100

From Korea, please dial: 031-931-3100

Pass Code: 11145

Button Instructions

Instructions	DTMF Code

1 min FF	1

5 mins FF	7

1 min REW	3

5 mins REW	9

Pause	5

To cancel Pause	5

Our 2013 Earnings Release presentation material will be available at our website, www.shinhangroup.com, at the time of the web-cast and Q&A session.